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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ____________________________________________________June 2003

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Press Releases:  June 4, 2003; June 19, 2003; July 9, 2003, July 10, 2003

2.  Form 53-901F, Material Change Report, dated 7/10/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

News Release

For Immediate Release:

June 03, 2003

International Barrier Technology Reports Second Consecutive Quarterly Profit

Fire Resistant Building Materials Company Achieves Nine-Month Revenue of $1.6 Million

Watkins, MN, Vancouver, BC, June 3, 2003 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB, TSXV: IBH), a provider of environmentally friendly fire resistant building materials, has released unaudited financial results for its third quarter ending March 31st, 2003.

Sales increased 33.5% to CDN $1,634,135 for the nine-month period ending March 31, 2003, compared to $1,223,667 for the same period last year.  Gross profit was up by $39,003 (12.8 percent) to a total of $342,604.  The gross profit margin declined slightly to 21.0 percent versus 24.8 percent in the previous year.  Barrier reported a net loss of $27,419 or $0.00 per share for the nine-month period, down from a net loss of $223,097 or $0.01 per share in the previous year. Barrier’s net income was $98,130 for the three months ending March 31, 2003.  This is Barrier’s second consecutive quarter of profitability.

“Barrier has achieved impressive sales growth in the year to date,” said Dr. Michael Huddy, Barrier’s President.  “Particularly exciting is the success of our marketing strategy in our primary market of Florida, where we achieved 82.7% year-over-year growth in sales volume.  We are now extending this successful marketing strategy to significant new markets and product applications, and I am confidant Barrier will continue to deliver sales growth.”

Click here to view Barrier’s financial statements:
http://www.sedar.com/csfsprod/data38/filings/00546443/00000001/s%3A%5CIntlBarrier%5C033103bc.pdf

About International Barrier Technology Inc.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®.  The award-winning Blazeguard structural wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire.  The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact.  Blazeguard customers include Centex, D.R. Horton, K.B. Homes, and Lennar.  Lowe’s Companies is a Blazeguard distributor.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
http://www.intlbarrier.com or http://www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel
intlbarrier@telus.net

or

Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release

For Immediate Release:

June 19, 2003

International Barrier Technology Passes Certification Hurdle to Launch Significant Market Opportunity in Mobile Offices/Modular Buildings

Fire Resistant Building Materials Company Passes Critical Fire and Wind Tests to Meet Strict Building Code Requirements for a Commercial Roof Deck System on Mobile/Modular Structures

Watkins, MN; Vancouver, BC - June 19, 2003 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a provider of environmentally friendly, fire resistant building materials, has successfully completed rigorous fire and wind tests that will enable the company and its partner in the endeavor, Mule-Hide Products Co., Inc., to have a Class C rated commercial roof deck assembly labeled and listed by Underwriters Laboratories Inc. (UL).  The UL certification will enhance the sales launch of Barrier’s products into a new market: factory-built mobile offices and modular buildings for commercial use.

Building code standards and their enforcement are becoming increasingly stringent, and modular building manufacturers are demanding improved solutions to meet these requirements.  Barrier and Mule-Hide formed a joint initiative to design and introduce new “rated” roof deck assemblies that would provide superior fire and wind ratings compared to existing materials.  While the majority of mobile commercial buildings are required to have a Class C fire rating, most are built to the more stringent Class A standard, since an effective, cost efficient Class C system has to date not been introduced.

On June 9 and 10, 2003, Barrier and Mule-Hide completed the Class C test requirements for ASTM E-108, Standard Test Methods for Fire Tests of Roof Coverings and UL 1897, UL’s proprietary Wind Uplift Test for Roof Covering Systems.  Using Barrier’s Blazeguard® fire rated wood panel, the system surpassed 240 psf wind uplift rates and will enable building users to locate these modular buildings in most coastal regions where wind is a structural design issue.  Barrier anticipates the listing and labeling process to be completed within months. Sales efforts will begin immediately.

“There is a great need for a Class C rated roof system in the mobile/modular market.  The Blazeguard-based system fits this need to a “T”,” said Walt Griffin, Modular Program Manager for Mule-Hide. “I am looking forward to a great relationship with Barrier as we introduce the new Blazeguard/Mule-Hide roof deck system to the industry.”

“The commercial mobile/modular building industry manufactured 67.5 million square feet of new structures in 2001.  This is a market with the potential to significantly expand Barrier’s sales,” noted Dr. Michael Huddy, Barrier’s President.  “These buildings are used for construction sites, education, healthcare and many other commercial uses, and this market opportunity complements Barrier’s growing success in multi-family residential dwelling construction.”

Mule-Hide Products Co., Inc.

Mule-Hide Products Co., Inc., a subsidiary of ABC Supply, Inc., is a leading supplier of commercial roofing products to mobile/modular structure manufacturers. Mule-Hide distributes a variety of quality roofing materials through ABC Supply, which now has over 200 distribution centers nationwide.   For more information: http://www.mulehide.com

About International Barrier Technology Inc.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®.  The award-winning Blazeguard wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire.  The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar. Lowe’s Companies is a Blazeguard distributor.

Barrier is part of the DJ Building Materials Index (US):

http://bigcharts.marketwatch.com/industry/bigchartscom/stocklist.asp?bcind_ind=bld&bcind_period=3mo

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel

ir@intlbarrier.com

or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales.  In each case actual results may differ materially from such forward-looking statements.  The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release

For Immediate Release:

July 09, 2003

International Barrier Expands Distribution Capabilities

in Relationship with Stock Building Supply

Fire Resistant Building Materials Company Targets Major Construction Markets in Distribution Relationship with Largest U.S. Distributor to Building Contractors

Watkins, MN; Vancouver, BC July 09, 2003 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a provider of environmentally friendly, fire resistant building materials, has qualified as and become a “Preferred Vendor” to Stock Building Supply. This new distribution relationship is a major step in expanding Barrier’s distribution channel, as Stock is the largest U.S. supplier of building materials to professional building contractors. Stock will augment Barrier’s distribution capability in existing and new markets. Barrier has made its first shipment to a Stock location in Virginia, an expanding multi-family residential construction market where Barrier is achieving growing sales.

“Stock is exclusively focused on Blazeguard’s end users, who are professional builders and contractors,” said Dr. Michael Huddy, Barrier’s President. “Barrier expects that Stock Building Supply will play an emerging and important role in Blazeguard distribution as we develop new U.S. market territories.”

About Stock Building Supply

Stock Building Supply and its associated companies have been in the business of providing a full line of quality building materials for over 100 years. It is the largest supplier to professional building contractors, with over 200 locations in 24 states and sales exceeding $2.7 billion a year. Stock’s parent company is Wolseley (WOS: NYSE).

For more information: http://www.stockbuildingsupply.com.

About International Barrier Technology Inc.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
http://www.intlbarrier.com or http://www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel
intlbarrier@telus.net

or

Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

INTERNATIONAL BARRIER TECHNOLOGY INC. #604-750 West Pender Street Vancouver, BC V6C 2T7 Tel: 604-689-0188

July 10, 2003

SYMBOL:  IBH: TSX-V

IBTGF.OB

PRESS RELEASE

Vancouver, British Columbia, July 10, 2003 – International Barrier Technology Inc. (the “Company”) announces that, subject to regulatory acceptance, it has negotiated a non-brokered private placement in the amount of 1,000,000 shares of the Company at a price of $0.30 per share.

Proceeds from the private placement will be used for the Company’s working capital and Barrier Technology Corporation,  the Company’s U.S. operating subsidiary.

The Company has agreed to pay a finder's fee to Haywood Securities Inc. in the amount of 10% payable by the issuance of 100,000 shares at a deemed price of $0.30 per share with respect to this private placement.

The Company also announces that, subject to regulatory acceptance, it has granted stock options under its stock option plan, to a director  and consultants of the Company in the total amount of 300,000 common shares in the capital stock of the Company, at a price of $0.26 per share exercisable up to and including July 10, 2005.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:

“DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

BC FORM 53-901F (Previously Form 27)

FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE

SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(1) OF THE

SECURITIES ACT (ALBERTA)

ITEM 1

REPORTING ISSUER

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

Fax: 604-266-6984

ITEM 2

DATE OF MATERIAL CHANGE

July 10, 2003

ITEM 3

NEWS RELEASE

July 10, 2003 through the facilities of the TSX Venture Exchange.

ITEM 4

SUMMARY OF MATERIAL CHANGE

Non-Brokered Private Placement

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

International Barrier Technology Inc. (the “Company”) announces that, subject to regulatory acceptance, it has negotiated a non-brokered private placement in the amount of 1,000,000 shares of the Company at a price of $0.30 per share.

Proceeds from the private placement will be used for the Company’s working capital and Barrier Technology Corporation, the Company’s U.S. operating subsidiary.

The Company has agreed to pay a finder's fee to Haywood Securities Inc. in the amount of 10% payable by the issuance of 100,000 shares at a deemed price of $0.30 per share with respect to this private placement.

The Company also announces that, subject to regulatory acceptance, it has granted stock options under its stock option plan, to a director  and consultants of the Company in the total amount of 300,000 common shares in the capital stock of the Company, at a price of $0.26 per share exercisable up to and including July 10, 2005.

ITEM 6

RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND

SECTION 146(2) OF THE SECURITIES ACT (ALBERTA )

N/A

ITEM 7

OMITTED INFORMATION

N/A

ITEM 8

SENIOR OFFICERS

David Corcoran – Director, Tel., 604-266-6984

ITEM 9

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this  10th day of July, 2003.

DAVID CORCORAN, Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 0-20412

(Registrant)

Date: July 10, 2003         By /s/ Michael Huddy______________________________

                                   Michael Huddy, President and Director